Tonix Pharmaceuticals Holding Corp.

509 Madison Avenue, Suite 306

New York, New York 10022

April 3, 2013

VIA EDGAR

United States Securities

and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin Wilson, Esq.

Re:	Tonix Pharmaceuticals Holding Corp.

Registration Statement on Form S-1

File No. 333-186223

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Tonix Pharmaceuticals Holding Corp. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Standard Time, on Friday, April 5, 2013, or as soon thereafter as possible. The Company acknowledges that: 1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; 2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and 3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

TONIX PHARMACEUTICALS HOLDING CORP.

By:	/s/ SETH LEDERMAN
Name:	Seth Lederman
Title:	Chief Executive Officer